UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 001-38403
CUSIP: 22717L1013

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K	☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K	☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Part II (except for Item 5) and certain exhibits in Part IV, Item 15, as specified in the Form 10-K filed as described below.
PART I – REGISTRANT INFORMATION

Cronos Group Inc.
Full Name of Registrant

Former Name if Applicable

111 Peter Street, Suite 300
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, M5V 2H1
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
Cronos Group, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2021 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because of delays in finalizing its unaudited financial statements. The Company has been unable to complete its interim financial statements for the three and nine months ended September 30, 2021 because the Audit Committee of the Company’s Board of Directors requires additional time to evaluate goodwill and indefinite-lived intangible assets in the Company’s U.S. reporting unit for impairment. The Company expects that it will record an impairment charge of not less than $220 million on goodwill and indefinite-lived intangible assets in its U.S. reporting unit for the three and six months ended June 30, 2021 and may incur an additional impairment in the three months ended September 30, 2021. Other than the changes necessitated by the expected impairment charge, no other changes are anticipated to be made with respect to the financial statements for the three and six months ended June 30, 2021. The Company intends to file a complete version of the Form 10-Q with the SEC as soon as practicable, but does not expect to do so within the five-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Xiuming Shum	(416)	504-0004
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As outlined above in Part III of this Form 12b-25, the Company has not completed the preparation of its unaudited financial statements for the quarter ended September 30, 2021. Therefore, it is not possible to provide a reasonable estimate of the changes in results of operations from the three month period ended September 30, 2020. However, subject to finalization of its unaudited financial statements, the Company expects to report for the three month period ended September 30, 2021, as compared to the three month period ended September 30, 2020:
•a material increase in net revenue;
•a material increase in cost of sales;
•a small gross profit;
•a material increase in operating expenses;
•a material increase in operating loss;
•a material gain on revaluation of derivative liabilities; and
•a material loss in total other comprehensive income.

Cronos Group Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 9, 2021	By:	/s/ Kurt Schmidt
Kurt Schmidt
President & Chief Executive Officer